===============================================================================



                                   FORM 6-K



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



For the month of                      October                          2005
                                -----------------------------        ----------
Commission File Number
                                -----------------------------

                                Shore Gold Inc.
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)

     330, 224 - 4th Avenue South, Saskatoon, Saskatchewan, Canada S7K 5M5
-------------------------------------------------------------------------------
                   (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F                     Form 40-F             X
                    ----------------                  ----------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____________


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____________


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                        No          X
              ------------------       ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________




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                   DOCUMENTS INCLUDED AS PART OF THIS REPORT


Document
    1           Press release, dated October 31, 2005, relating to the entering into of a voting arrangement relating to the Fort A La Corne
                Joint Venture
    2           Material Change Report, relating to the entering into of a voting arrangement relating to the Fort A La Corne Joint Venture
    3           Fort A La Corne Joint Venture Voting Agreement

                                                                      DOCUMENT 1

Stock Symbol: SGF: TSX                                          October 31, 2005
SHORE GOLD INC.                                          Saskatoon, Saskatchewan

                   SHORE GOLD ENTERS INTO VOTING ARRANGEMENT
                     ON THE FORT A LA CORNE JOINT VENTURE

Kenneth E. MacNeill, President and CEO is pleased to announce that Shore Gold Inc. ("Shore") has entered into a voting arrangement with Cameco Corporation ("Cameco") and UEM Inc. ("UEM") relating to the Fort a la Corne Joint Venture ("FALC JV"). Pursuant to this arrangement, Cameco and UEM have agreed to vote with Shore on all operating decisions over a term up to seven years in duration to be made by the participants in the FALC JV in exchange for a cash payment of $10 million from Shore.

Shore's wholly-owned subsidiary, Kensington Resources Ltd., holds a 42.245% interest in the FALC JV, with remaining interests held by De Beers Canada Exploration Inc. (42.245%), Cameco (5.51%) and UEM (10%, carried).

The FALC JV project consists of 63 drill-confirmed kimberlite bodies within the largest diamondiferous kimberlite cluster in the world and is located adjacent to Shore's Star Diamond Project in Saskatchewan.


For further information please contact:

Kenneth E. MacNeill, President & C.E.O. or Harvey J. Bay, C.F.O. at
(306) 664-2202.

                                   - END -

                                                                      DOCUMENT 2

                                SHORE GOLD INC.

                                 FORM 51-102F3


                            MATERIAL CHANGE REPORT

1.       Reporting Issuer

         Shore Gold Inc.
         300, 224 - 4th Avenue S.
         Saskatoon, Saskatchewan
         S7K 5M5

         Telephone:  (306) 664-2202
         Facsimile:  (30) 664-7181

         (hereinafter referred to as "Shore" or the "Corporation")

2.       Date of Material Change

         October 31, 2005

3.       Press Release

         On October 31, 2005, the Corporation issued a press release disclosing the nature and substance of the material change (a copy of which is attached as Schedule A to this Material Change Report).

4.       Summary of Material Change

         The Corporation has announced that it has entered into a voting arrangement with Cameco Corporation ("Cameco") and UEM Inc. ("UEM") relating to the Fort a la Corne Joint Venture ("FALC JV"). Pursuant to this arrangement, Cameco and UEM have agreed to vote with Shore on all operation decisions, over a term up to seven years in duration, to be made by the participants in the FALC JV, in exchange for a cash payment of $10 million from Shore.

5.       Full Description of Material Change

         See the press release attached as Schedule A to this Material Change Report for a full description of the material change.

6.       Reliance on Section 7.1(2) or (3) of National Instrument 51-102

         NA

7.       Omitted Information

         No material information has been omitted from this report.

8.       Executive Officers

         For further information, please contact Mr. Harvey J. Bay, Chief Financial Officer, at (306) 664-2202.

9.       Date of Report

         DATED at Saskatoon, Saskatchewan this 31st day of October, 2005.

                                 SCHEDULE "A"



Stock Symbol: SGF: TSX                                          October 31, 2005
SHORE GOLD INC.                                          Saskatoon, Saskatchewan


                   SHORE GOLD ENTERS INTO VOTING ARRANGEMENT
                     ON THE FORT A LA CORNE JOINT VENTURE

Kenneth E. MacNeill, President and CEO is pleased to announce that Shore Gold Inc. ("Shore") has entered into a voting arrangement with Cameco Corporation ("Cameco") and UEM Inc. ("UEM") relating to the Fort a la Corne Joint Venture ("FALC JV"). Pursuant to this arrangement, Cameco and UEM have agreed to vote with Shore on all operating decisions over a term up to seven years in duration to be made by the participants in the FALC JV in exchange for a cash payment of $10 million from Shore.

Shore's wholly-owned subsidiary, Kensington Resources Ltd., holds a 42.245% interest in the FALC JV, with remaining interests held by De Beers Canada Exploration Inc. (42.245%), Cameco (5.51%) and UEM (10%, carried).

The FALC JV project consists of 63 drill-confirmed kimberlite bodies within the largest diamondiferous kimberlite cluster in the world and is located adjacent to Shore's Star Diamond Project in Saskatchewan.


For further information please contact:

Kenneth E. MacNeill, President & C.E.O. or Harvey J. Bay, C.F.O. at
(306) 664-2202.

                                   - END -

                                                                      DOCUMENT 3

                         FORT A LA CORNE JOINT VENTURE
                               VOTING AGREEMENT

         THIS AGREEMENT made effective as of the 31st day of October, 2005.

AMONG:

                  CAMECO CORPORATION, a corporation incorporated under the laws of Canada and registered to carry on business in the Province of Saskatchewan,
                  (hereinafter referred to as "Cameco")

                                    - and -

                  UEM INC., a corporation incorporated under the laws of Canada and registered to carry on business in the Province of Saskatchewan,
                  (hereinafter referred to as "UEM")

                                    - and -

                  SHORE GOLD INC., a corporation incorporated under the laws of Canada and registered to carry on business in the Province of Saskatchewan,
                  (hereinafter referred to as "Shore")

WHEREAS Cameco, UEM (formerly known as Uranerz Exploration and Mining Limited), Kensington Resources Inc. and De Beers Canada Exploration Inc. (formerly known as Monopros Limited) entered into an agreement entitled the Fort a la Corne Joint Venture Agreement, made effective as of the 1st day of January, 1995 (the "FALC JV Agreement" and the joint venture created by the FALC JV Agreement is referred to herein as the "FALC Joint Venture") which restated and amended a prior agreement and which governs the exploration, development and Production of and from the Program Lands;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the payment by Shore to Cameco and UEM of aggregate consideration of Ten Million ($10,000,000) Dollars, and the premises, mutual covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which is acknowledged, the Parties hereby covenant and agree as follows:

                                  ARTICLE I
                                   GENERAL
                                   -------

1.1      Definitions

In this Agreement, including the recitals, the capitalized words or phrases shall have the meanings assigned to them below in this Section 1.1 or elsewhere in this Agreement; provided that capitalized words or phrases not otherwise defined herein shall have the meanings assigned to them in the FALC JV Agreement:

(a) "Affiliate" has the meaning ascribed thereto in the Canada Business Corporations Act R.S.C., as amended, c.44;

(b) "Agreement" as used herein refers to this instrument, as amended from time to time, and the expressions "herein", "hereof", "hereby", "hereunder" and similar expressions refer to this Agreement as so defined and not any particular Article, Section, paragraph or other sub-division hereof and the Parties acknowledge and agree that this Agreement may be referred to from time to time as the "Fort a la Corne Joint Venture Voting Agreement";

(c) "Cameco Interest" means the entire Participating Interest of Cameco in the FALC Joint Venture, from time to time, which as at the date hereof is 5.51%;

(d)      "Confidential Information" has the meaning ascribed thereto in
         Section 5.1(a) hereof;

(e) "FALC Joint Venture" has the meaning ascribed thereto in the recitals hereof;

(f) "FALC JV Agreement" has the meaning ascribed thereto in the recitals hereof;

(g) "Instruction Deadline" has the meaning ascribed thereto in Section 3.4(b) hereof;

                                  [REDACTED]

(i) "Notice of Instructions" has the meaning ascribed thereto in Section 3.4(b) hereof;

(j) "Parties" means Cameco, UEM and Shore, collectively, and "Party" means each of them individually;

                                  [REDACTED]

(l) "Retained Rights" has the meaning ascribed thereto in Section 3.3(a) hereof;

(m)      "Star Kimberlite Decision" has the meaning ascribed thereto in
         Section 3.3(b)(i) hereof;

(n) "Star Kimberlite Zones" has the meaning ascribed thereto in Section 3.3(b)(ii) hereof;

(o) "UEM Interest" means the entire Participating Interest of UEM in the FALC Joint Venture, from time to time, which as at the date hereof is 10% (carried); and

                                  [REDACTED]

1.2      Currency

All references in this Agreement to dollars are expressed in the currency of Canada.

1.3      Headings

The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4      Expanded Meanings

In this Agreement, unless there is something in the subject matter or context inconsistent therewith:

(a) the singular shall include the plural and the plural shall include the singular;

(b) a reference to any statute shall be deemed to extend to and include any amendment or re-enactment of such statute; and

(c)      the masculine shall include the feminine.

1.5      Preamble

The preamble to this Agreement shall form an integral part hereof as though herein repeated at length.

1.6      Knowledge

Where in this Agreement a representation and warranty is made on the basis of the knowledge or awareness of a Party, such knowledge or awareness consists of the actual knowledge or awareness as at the date such representation or warranty is given, as the case may be, of the current officers and managers of such Party, after reasonable inquiry.

                                  ARTICLE II
                   REPRESENTATIONS, WARRANTIES AND SURVIVAL
                   ----------------------------------------

2.1      Representations and Warranties of all Parties

As of the date hereof, each of the Parties represents and warrants to and in favour of the other Parties as follows, and acknowledges that each other Party is relying on such representations and warranties:

(a) Standing: It has been duly incorporated and is a validly subsisting corporation under the laws of the jurisdiction of its incorporation and is authorized to carry on business in the Province of Saskatchewan;

(b) Corporate Authority: It has the corporate power and authority to execute and deliver this Agreement and to satisfy the obligations created hereby;

(c) Execution of Documents: This Agreement has been duly authorized, executed and delivered by it and this Agreement constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms;

(d) No Conflicts: The consummation of the transactions contemplated herein will not violate, nor be in conflict with, any of the constating documents, by-laws, or other governing documents of it or any agreement to which it is a party or any judgment, decree, order, law, statute, rule or regulation applicable to such Party;

(e) Finders' Fees: It has not incurred any obligation or liability, contingent or otherwise, for brokers' or finders' fees in respect of the transaction contemplated herein for which any other Party shall have any obligation or liability; and

(f) No Authorizations: No authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body exercising jurisdiction over such Party or its assets is required for the due execution, delivery and performance by such Party of this Agreement.

2.2      Representations and Warranties of Cameco

As of the date hereof, Cameco represents and warrants to and in favour of Shore as follows, and acknowledges that Shore is relying on such representations and warranties:

(a)               Title: Cameco owns good and valid title to the Cameco
                  Interest;

(b) No Agreements or Options: There are no agreements, arrangements or options outstanding with any party to purchase all or any part of the Cameco Interest other than the rights of first refusal under the FALC JV Agreement;

(c) Reduction of Interest: Cameco has not taken, or failed to take, any action which would render the Cameco Interest subject to adjustment, reduction or forfeiture pursuant to
                  Section 7.02 of the FALC JV Agreement, or otherwise;

                                  [REDACTED]

(e) No Lawsuits or Claims: Cameco has not received notice of any actions, suits, proceedings or claims with respect to, or in any manner making a claim adverse to, the ownership of the Cameco Interest or affecting the use or operation of the Cameco Interest, which if determined against Cameco would, individually or in the aggregate, have a material adverse effect on the Cameco Interest or impair the exercise of Cameco's Voting Rights;

                                  [REDACTED]

(g) No Default: Cameco is not in default under and, to Cameco's knowledge, no condition exists that, with notice or lapse of time or both, would constitute a default under:

                  (i)      Section 13.03 of the FALC JV Agreement;

                  (ii) any loan agreement, evidence of indebtedness, or instrument granting a security interest to which Cameco is a party and by which the Cameco Interest is bound; or

                  (iii) any judgment, order or injunction of any court, arbitrator or governmental entity; which default or potential default would, either singly or in the aggregate, reasonably be expected to have a material adverse effect on the Cameco Interest or Cameco's Voting Rights;

(h)               Permits and Licences:

                  (i) To the knowledge of Cameco, Cameco or the Operator has obtained all licences, permits, approvals and authorizations of, and has made all required registrations with, any government or regulatory body relating to the ownership, use or operation of the Cameco Interest that are required under applicable law in order for Cameco to own the Cameco Interest and for the use and operation of the Cameco Interest;

                  (ii) Cameco has not received, nor is Cameco aware of, any notice of default under or non-compliance with the terms of any such licence, permit, approval or authorization; and

                  (iii) all such licences, permits, approvals and authorizations are in good standing;

                  except in all cases, where a contrary fact or circumstance would not have a material adverse effect; and

(i) Tax Residence: Cameco is not a non-resident of Canada within the meaning of Section 116 of the Income Tax Act (Canada), as amended.

                                  [REDACTED]

2.3      Representations and Warranties of UEM

As of the date hereof, UEM represents and warrants to and in favour of Shore as follows, and acknowledges that Shore is relying on such representations and warranties:

(a)               Title: UEM owns good and valid title to the UEM Interest;

(b) No Agreements or Options: There are no agreements, arrangements or options outstanding with any party to purchase all or any part of the UEM Interest other than the rights of first refusal under the FALC JV Agreement;

(c) Reduction of Interest: UEM has not taken, or failed to take, any action which would render the UEM Interest subject to adjustment, reduction or forfeiture pursuant to Section 7.02 of the FALC JV Agreement, or otherwise;

                                  [REDACTED]

(e) No Lawsuits or Claims: UEM has not received notice of any actions, suits, proceedings or claims with respect to, or in any manner making a claim adverse to, the ownership of the UEM Interest or affecting the use or operation of the UEM Interest, which if determined against UEM would, individually or in the aggregate, have a material adverse effect on the UEM Interest or impair the exercise of UEM's Voting Rights;

                                  [REDACTED]

(g) No Default: UEM is not in default under and, to UEM's knowledge, no condition exists that, with notice or lapse of time or both, would constitute a default under:

                  (i)      Section 13.03 of the FALC JV Agreement;

                  (ii) any loan agreement, evidence of indebtedness, or instrument granting a security interest to which UEM is a party and by which the UEM Interest is bound; or

                  (iii) any judgment, order or injunction of any court, arbitrator or governmental entity;

                  which default or potential default would, either singly or in the aggregate, reasonably be expected to have a material adverse effect on the UEM Interest or UEM's Voting Rights;

(h)               Permits and Licences:

                  (i) To the knowledge of UEM, UEM or the Operator has obtained all licences, permits, approvals and authorizations of, and has made all required registrations with, any government or regulatory body relating to the ownership, use or operation of the UEM Interest that are required under applicable law in order for UEM to own the UEM Interest and for the use and operation of the UEM Interest;

                  (ii) UEM has not received, nor is UEM aware of, any notice of default under or non-compliance with the terms of any such licence, permit, approval or authorization; and

                  (iii) all such licences, permits, approvals and authorizations are in good standing;

                  except in all cases, where a contrary fact or circumstance would not have a material adverse effect; and

(i) Tax Residence: UEM is not a non-resident of Canada within the meaning of Section 116 of the Income Tax Act (Canada), as amended;

                                  [REDACTED]

                                 ARTICLE III
                  EXERCISE OF VOTING RIGHTS AND CONSIDERATION
                  -------------------------------------------

3.1      Exercise of Cameco Voting Rights

Subject to Section 3.3, for so long as this Agreement is in effect, and in consideration of the payments referred to in Section 3.5 hereof, Cameco shall take all Necessary Action to vote or exercise, or cause to be voted or exercised, all Voting Rights of Cameco, except for the Retained Rights, in accordance with the written instructions from Shore made in accordance with this Agreement.

3.2      Exercise of UEM Voting Rights

Subject to Section 3.3, for so long as this Agreement is in effect, and in consideration of the payments referred to in Section 3.5 hereof, UEM shall take all Necessary Action to vote or exercise, or cause to be voted or exercised, all Voting Rights of UEM, except for the Retained Rights, in accordance with the written instructions from Shore made in accordance with this Agreement.

                                  [REDACTED]

3.5      Payment of Consideration

(a) In consideration of the payment of an aggregate of Ten Million ($10,000,000) Dollars by Shore to Cameco and UEM (as specified in Section 3.5(b) below), Cameco and UEM hereby agree to exercise their Voting Rights in accordance with Sections 3.1 and 3.2 herein, respectively, and to observe and perform all of the other covenants and agreements contained in this Agreement.


                                  [REDACTED]

                                  ARTICLE IV
                                   COVENANTS
                                   ---------

4.1      Cameco Covenants

For so long as this Agreement is in effect, Cameco covenants to and with Shore that:

                                  [REDACTED]

(d) Lawsuits or Claims: Cameco shall advise Shore forthwith upon becoming aware of any actions, suits, proceedings or claims with respect to, or in any manner making a claim adverse to, the ownership of the Cameco Interest or affecting the use or operation of the Cameco Interest, which if determined against Cameco would, individually or in the aggregate, have a material adverse effect on the Cameco Interest or impair the exercise of Cameco's Voting Rights;

(e) No Default: Cameco shall observe and perform in a timely manner all of Cameco's covenants, agreements and obligations in the FALC JV Agreement and not take any action, or fail to take any action, that could have a material adverse effect on the Cameco Interest or Cameco's Voting Rights. Cameco shall observe and perform in a timely manner all of Cameco's covenants, agreements and obligations in any loan agreement, evidence of indebtedness, or instrument granting a security interest to which Cameco is a party and by which the Cameco Interest is bound and not take any action, or fail to take any action, that could result in Cameco breaching the terms thereof or being in default of any of its obligations thereunder which default would, either singly or in the aggregate, reasonably be expected to have a material adverse effect on the Cameco Interest or Cameco's Voting Rights; and

(f) Tax Residence: Cameco shall not become a non-resident of Canada within the meaning of Section 116 of the Income Tax Act (Canada), as amended.

4.2      UEM Covenants

For so long as this Agreement is in effect, UEM covenants to and with Shore that:

                                  [REDACTED]

(d) Lawsuits or Claims: UEM shall advise Shore forthwith upon becoming aware of any actions, suits, proceedings or claims with respect to, or in any manner making a claim adverse to the ownership of the UEM Interest or affecting the use or operation of the UEM Interest, which if determined against UEM would, individually or in the aggregate, have a material adverse effect on the UEM Interest or impair the exercise of UEM's Voting Rights;

(e) No Default: UEM shall observe and perform in a timely manner all of UEM's covenants, agreements and obligations in the FALC JV Agreement and not take any action, or fail to take any action, that could have a material adverse effect on the UEM Interest or UEM's Voting Rights. UEM shall observe and perform in a timely manner all of UEM's covenants, agreements and obligations in any loan agreement, evidence of indebtedness, or instrument granting a security interest to which UEM is a party and by which the UEM Interest is bound and not take any action, or fail to take any action, that could result in UEM breaching the terms thereof or being in default of any of its obligations thereunder which default would, either singly or in the aggregate, reasonably be expected to have a material adverse effect on the UEM Interest or UEM's Voting Rights; and

(f) Tax Residence: UEM shall not become a non-resident of Canada within the meaning of Section 116 of the Income Tax Act (Canada), as amended.

                                  ARTICLE V
                                CONFIDENTIALITY
                                ---------------

5.1      Confidentiality

(a) Except as otherwise provided in this Section 5.1, each Party agrees that the existence of this Agreement, the terms hereof and all information which it receives under this Agreement ("Confidential Information") shall be kept confidential and shall not be disclosed for the period required under Section 5.1(c) to any person or entity not a Party.

         In complying with the foregoing confidentiality obligation, each Party shall use the same degree of care as would be used by a normally prudent party in protecting its own proprietary or confidential information. However, no Party shall be obligated to keep confidential any Confidential Information which is, or through no fault of the Party becomes, a part of the public domain or which is independently developed or acquired by the Party or its affiliates. Further, each Party shall have the right to disclose Confidential Information:

         (i) where all of the non-disclosing Parties have consented in writing to such disclosure (which consent shall not be unreasonably withheld);

         (ii) to its directors, officers and employees who have a need to know, subject to the Party taking customary precautions to ensure such Confidential Information is kept strictly confidential;

         (iii) subject to Section 5.1(b), to contractors, consultants, and lawyers employed by the Party with respect to a permitted use of Confidential Information where disclosure of such Confidential Information is reasonably necessary in connection with the work to be performed;

         (iv) subject to Section 5.1(b), to a bona fide prospective transferee of all or any material portion of the assets of the Party (including an entity with whom the Party is conducting bona fide negotiations directed toward a merger, consolidation, or the sale of an ownership interest in the Party);

         (v) subject to Section 5.1(b), to a bank, other financial institution, or any other person as may be necessary in connection with a Party's arranging and maintaining financing;

         (vi) to the extent such Confidential Information must be disclosed pursuant to any rules or requirements of any applicable securities laws or stock exchange having jurisdiction over the Party; and

         (vii) to the extent such Confidential Information is required to be furnished to comply with applicable laws or pursuant to any legal proceedings, or because of any order of any court binding upon the Party.

(b) Disclosures pursuant to Section 5.1(a)(iii), (iv) or (v) shall not be made unless prior to such disclosure the disclosing Party has obtained a written undertaking from the recipient to keep the Confidential Information strictly confidential and not to use or disclose the Confidential Information except for the express purpose for which the disclosure is to be made, unless the disclosure is made to a recipient who is a member of a professional association whose rules of conduct impose obligations of confidentiality on the member with respect to information received pursuant to such member's retainer.

(c) Cameco and UEM acknowledge that Shore considers this Agreement to be material to Shore and that Shore will be obligated, under applicable securities laws and stock exchange rules, to issue a press release disclosing this Agreement and to file a redacted version of this Agreement on SEDAR. Shore agrees to permit Cameco (whom UEM hereby authorizes to act on UEM's behalf for this purpose) to review and provide comments on the draft press release and redacted Agreement prior to its release or filing and that Shore will use reasonable efforts to accommodate Cameco's or UEM's requirements to maintain the confidentiality of certain portions of this Agreement, including the financial terms thereof, subject always to section 5.1(a)(vi) above.

                                  [REDACTED]


                                  ARTICLE VI
                                  TERMINATION
                                  -----------

6.1      Termination

This Agreement shall be in effect from the date hereof until the earlier of:

(a)      the mutual consent of the Parties terminating this Agreement;

(b)      seven (7) years from the date hereof;


                                  [REDACTED]

provided that the termination of this Agreement shall not affect the provisions of Sections 5.1 and 7.1, or any right, benefit, liability or obligation of a Party with respect to any breach of the provisions of this Agreement prior to such termination, which shall survive such termination.

                                  [REDACTED]

                                ARTICLE VII
                                ARBITRATION
                                -----------

7.1      Arbitration

If any dispute or question (a "Dispute") shall arise between the Parties hereto, or any of them, concerning the interpretation of this Agreement, or their rights and obligations to each other in this Agreement, or any part hereof, such Parties shall make every effort to amicably resolve such Dispute. If the Parties have not agreed to a settlement of the Dispute within twenty-four (24) hours from when the Dispute first became known to all Parties, then the Parties agree the Dispute shall be submitted to arbitration by a single arbitrator pursuant to The Arbitration Act, 1992 (Saskatchewan). The Parties shall attempt to agree on the appointment of an arbitrator within sixty (60) days following the that which the Dispute first became known to all Parties and should the Parties be unable to agree within such period, an arbitrator shall be appointed upon application by any of the Parties to the Court of Queen's Bench for Saskatchewan pursuant to The Arbitration Act, 1992 (Saskatchewan). The arbitrator shall hear and render his decision with or without written reasons and, if the Dispute concerns the exercise of Voting Rights pursuant to Sections 3.1, 3.2, 3.3 or 3.4 then such decision shall be rendered within twenty-four (24) hours of the hearing and, in any event, prior to the date of the meeting or the deadline for submitting a written response in the case of a mail ballot or other resolution to be passed in writing in respect of Voting Rights giving rise to such Dispute. The award of the arbitrator shall be final and binding upon the Parties to the fullest extent permitted by the applicable law, and there shall be no appeal therefrom.


                                ARTICLE VIII
                              GENERAL PROVISIONS
                              ------------------

8.1      Construction of Agreement

This Agreement shall be interpreted and construed in accordance with the laws in force from time to time in the Province of Saskatchewan and this Agreement shall be deemed to have been executed in the Province of Saskatchewan.

8.2      Further Acts

The Parties shall from time to time and at all times do such further acts and things and execute all such further documents and instrument as may be reasonably required in order to carry out and implement the true intent and meaning of this Agreement.

8.3      Notices

Any notice or other communication required or permitted to be given hereunder or for the purposes hereof (hereinafter in this Section 8.3 called a "notice") to any Party shall be in writing and shall be sufficiently given if delivered personally to such Party, or if sent by prepaid registered mail or if transmitted by telecopy or other form of recorded communication to such Party:

(a) in the case of notice to Cameco at:

                  2121 - 11th Street West
                  Saskatoon, Saskatchewan
                  S7M 1J3
                  Telecopier: (306) 956-6312
                  Attention:  [REDACTED]

(b) in the case of notice to UEM:

                  2121 - 11th Street West
                  Saskatoon, Saskatchewan
                  S7M 1J3
                  Telecopier: (306) 956-6312
                  Attention:  [REDACTED]

(c) in the case of notice to Shore:

                  300, 224 - 4th Avenue South
                  Saskatoon, Saskatchewan
                  S7K 5M5
                  Telecopier:  (306) 662-7181
                  Attention:   [REDACTED]

or at such other address as the Party to whom such notice is to be given shall have last notified the Party giving the same in the manner provided in this
Section 8.3. Any notice delivered to the Party to whom it is addressed as hereinbefore provided shall be deemed to have been given and received on the day it is so delivered at such address, provided that if such day is not a Business Day, then the notice shall be deemed to have been given and received on the Business Day next following such day. Any notice mailed as aforesaid shall be deemed to have been given and received on the second Business Day next following the date of its mailing provided no postal strike is then in effect or comes into effect within two Business Days after such mailing. Any notice transmitted by telecopy or other form of recorded communication shall be deemed given and received on the day of its transmission if such day is a Business Day and if not on the next following Business Day.

8.4      Covenants and Warranties to Survive Execution of Agreement

The Parties hereto agree that the covenants, representations and warranties given by each of them in this Agreement shall survive the execution of this Agreement and shall continue in full force and effect for the benefit of the Parties hereto.

8.5      Entire Agreement

This Agreement constitutes the entire understanding and agreement among the Parties hereto as to the matters covered herein, and supersedes and replaces any prior understandings or agreements, in each case, written or oral, of any and every nature with respect thereto. Any and all prior and contemporaneous negotiations and preliminary drafts and prior versions of this Agreement, whether signed or unsigned, between the Parties leading up to the execution hereof shall not be used by either Party to construe the terms or affect the validity of the Agreement. No representation, inducement, promise, understanding, condition or warranty not set forth herein has been made or relied upon by any Party.

8.6      Time of the Essence

Time shall be of the essence of this Agreement.

8.7      Severability of Provisions

Each of the covenants, provisions, Articles, Sections and other subdivisions hereof is severable from every other covenant, provision, Article, Section and subdivision and the invalidity or unenforceability of any one or more covenants, provisions, Articles, Sections or other subdivisions of this Agreement shall not affect the validity or enforceability of the remaining covenants, provisions, Articles, Sections and other subdivisions hereof.

8.8      Specific Performance

The Parties agree that the obligations imposed upon them in this Agreement are special, unique and of an extra-ordinary character, and that in the event of breach by any of them, damages would not be an adequate remedy, and all Parties to this Agreement shall be entitled to specific performance, injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity; and the Parties hereto further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

8.9      Interpretation not Affected by Party Drafting

The Parties hereto acknowledge that the respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties hereby agree that any rule of construction to the effect that any ambiguities to be resolved against the drafting party should not be applicable in the interpretation of this Agreement.

                                  [REDACTED]

8.11     Enurement

This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective trustees, receivers, successors and permitted assigns.

8.12     Waivers and Amendments

No modification of or amendment to this Agreement shall be valid unless in a writing signed by the Parties and referring specifically to this Agreement and stating the Parties' intention to modify or amend the same. Any waiver of any term or condition of this Agreement must be in writing signed by the Party sought to be charged with such waiver referring specifically to the term or condition to be waived, and no such waiver shall be deemed to constitute the waiver of any other breach of the same term or condition or of any other term or condition of this Agreement.

8.13     Counterparts

This Agreement may be executed in counterpart and all executed counterparts together shall constitute one contract. Signature pages from separate counterparts may be faxed and may be combined to form a single counterpart.

                                  [REDACTED]

IN WITNESS WHEREOF the Parties hereto have executed this Agreement as of the day and year first above written.


CAMECO CORPORATION                            UEM INC.


Per:                                          Per:
      -----------------------                       --------------------------


Per:                                          Per:
      -----------------------                       --------------------------


SHORE GOLD INC.


Per:
      -----------------------


Per:
      -----------------------

                                  SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 SHORE GOLD INC.
                                          -------------------------------------
                                                  (Registrant)

Date:  October 31, 2005                By:    /s/ HARVEY J. BAY
       -------------------------          -------------------------------------
                                          Name:   Harvey J. Bay
                                          Title:  Chief Financial Officer